Exhibit 99.2

ARC RESOURCES LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

ARC Resources Ltd. ("ARC" or the "Company")
1200, 308 - 4th Avenue S.W.

Calgary, Alberta T2P 0H7

2.	DATE OF MATERIAL CHANGE

November 17, 2016.

3.	NEWS RELEASE

A news release setting out information concerning the material change described in this report was issued by the Company on November 17, 2016 and disseminated through the facilities of a recognized news service, and would have been received by the securities commissions where the Company is a reporting issuer in the normal course of dissemination.

4.	SUMMARY OF MATERIAL CHANGE

On November 17, 2016, ARC entered into an asset purchase and sale agreement (the "Sale Agreement") for the disposition of all of its assets and operations in the Province of Saskatchewan (the "Assets") to Spartan Energy Corp. (the "Purchaser") for total cash consideration of $700 million (the "Transaction").

5.	FULL DESCRIPTION OF MATERIAL CHANGE
5.1	FULL DESCRIPTION OF MATERIAL CHANGE

On November 17, 2016, ARC entered into the Sale Agreement for the disposition of the Assets to the Purchaser for total cash consideration of $700 million.

The Transaction includes approximately 7,500 boe per day of production, as at the third quarter of 2016, with 37,893 Mboe of proved plus probable reserves at December 31, 2015. The Transaction is subject to the satisfaction of normal closing conditions, as well as regulatory approvals and customary post-closing adjustments. The Transaction is expected to close on or about December 8, 2016, with an effective date of October 1, 2016.

The net cash proceeds to be received by ARC at closing of the Transaction will be used to strengthen ARC's balance sheet, provide additional optionality in funding its capital programs, and allow the Company to manage risk while transforming its business with larger-scale, highly-profitable projects.

For further information please see the Sale Agreement, a copy of which has been filed under ARC's issuer profile on SEDAR at www.sedar.com.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact Bevin Wirzba, Senior Vice President, Business Development and Capital Markets, by telephone at (403) 503-8600.

9.	DATE OF REPORT

November 22, 2016.

Abbreviations

boe	barrels of oil equivalent
boe per day	barrels of oil equivalent per day
Mboe	thousand barrels of oil equivalent

Advisories

Forward Looking Information and Statements

This material change report contains forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information and statements. In particular, but without limiting the foregoing, this material change report contains forward-looking information and statements pertaining to the use of proceeds and benefits of the Transaction, expected closing the Transaction, and other statements and information that are forward-looking in nature. Statements relating to "reserves" are also forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced or recovered in the future. The forward-looking information and statements contained in this material change report reflect several material factors, expectations and assumptions of ARC, including, without limitation: the production performance of ARC's crude oil and natural gas assets; the cost and competition for services throughout the oil and gas industry in 2017; the results of exploration and development activities; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves volumes; the retention of ARC's key properties; that the Transaction will be completed on the terms and timing anticipated; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this material change report are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties; changes in ARC's asset retention guidelines; increased debt levels or debt service requirements; inaccurate estimation of ARC's crude oil and natural gas reserve volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; that the Transaction does not close on the terms or timing anticipated or at all; that the board of directors of ARC determines to use the proceeds from the Transaction in a manner other than described herein; the impact of competitors; and certain other risks detailed from time to time in ARC's Management's Discussion & Analysis and Annual Information Form. The internal projections, expectations or beliefs are subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The forward-looking information and statements contained in this material change report speak only as of the date of this material change report, and ARC does not assume any obligation to publicly update or revise such information or statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Reserves Evaluation

The reserves estimates contained in this material change report were prepared by GLJ Petroleum Consultants ("GLJ") who conducted an Independent Reserves Evaluation effective December 31, 2015 in accordance with definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The reserves evaluation was based on GLJ forecast pricing and foreign exchange rates at January 1, 2016. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation. More detailed reserves-related information is included in ARC's Annual Information Form for the year ended December 31, 2015, which is available on SEDAR at www.sedar.com.

Other Cautionary Statements

All amounts in this material change report are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to boe based on a 6 Mcf:1 barrel ratio. The boe rate is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value. In accordance with Canadian practice, production volumes and revenues are reported on a company gross basis, before deduction of Crown and other royalties, and without including any royalty interest, unless otherwise stated. Unless otherwise specified, all reserves volumes in this material change report (and all information derived therefrom) are based on company gross reserves using forecast prices and costs.